CONVERGEONE HOLDINGS, INC.

3344 Highway 149

Eagan, MN 55121

April 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConvergeOne Holdings, Inc.
Registration Statement on Form S-1
File No. 333-223837

Acceleration Request
	Requested Date:	April 25, 2018
	Requested Time:	5:30 p.m., Eastern Daylight Time

Ladies and Gentlemen:

The undersigned registrant hereby requests that the staff of the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-223837) to become effective on April 25, 2018, at 5:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Very truly yours,

ConvergeOne Holdings, Inc.

By:	/s/ JEFFREY NACHBOR
Name: Jeffrey Nachbor
Title: Chief Financial Officer

cc:    John T. McKenna, Cooley LLP